VIA EDGAR

January 27, 2021

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	James Alpha Funds Trust (the “Trust”)

(File Nos. 333-249652; 811-23611)

Dear Mr. Orlic:

This letter summarizes the comment provided by David Orlic of the staff of the Securities and Exchange Commission (the “SEC”) by telephone on January 27, 2021, regarding the Trust’s registration statement filed on Form N-1A on behalf of the James Alpha Macro Fund, James Alpha Global Real Estate Investments Fund, James Alpha Multi Strategy Alternative Income Fund, James Alpha Managed Risk Domestic Equity Fund, James Alpha Managed Risk Emerging Markets Equity Fund, James Alpha Hedged High Income Fund, James Alpha Total Hedge Portfolio, James Alpha EHS Fund, James Alpha Event Driven Fund, James Alpha Family Office Fund, James Alpha Relative Value Fund, and James Alpha Structured Credit Fund (each a “Fund” and, together, the “Funds”).

1.	Comment: Please confirm the Trust does not intend to sell shares of its series portfolios to the public prior to the closing of the reorganizations described in your correspondence dated December 22, 2020 (the “December Letter”).

Response: The Trust confirms that it does not intend to sell shares of its series portfolios to the public prior to the closing of the reorganizations described in the December Letter.

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We hope that this response adequately addresses your comment. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact Matthew DiClemente at (215) 564-8173. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Timothy Burdick

Timothy Burdick

Assistant Secretary of the Trust

Cc: Matthew R. DiClemente, Esq.